The First Bancorp, Inc.

Post Office Box 940 ● Damariscotta, ME 04543

VIA EDGAR PRIVATE CORRESPONDENCE

September 23, 2015

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

ATTENTION: Kathryn McHale, Senior Staff Attorney

RE: The First Bancorp, Inc., Form 10-K for the Fiscal Year Ended December 31, 2014 Filed March 13, 2015 (File No. 000-26589)

Dear Ms. McHale:

This is in response to your letter dated September 8, 2015.

Please be advised that The First Bancorp, Inc. (the “Company”) intends, in the near term, to file a post-effective amendment requesting that the securities registered under the Form S-3 filed on February 9, 2009 (File No. 333-157185) be de-registered.

With respect to the Form S-3 filed on July 22, 2011 (File No. 333-175722), please note that 760,761 shares of Common Stock were sold in March 2013 (see the prospectus supplement filed with the Commission on March 26, 2013). Accordingly, please advise as to whether you recommend that the Company file a Form RW with respect to that registration statement.

With respect to the Form S-8 filed on May 21, 2010 (File No. 333-167014), please be advised that the Company has issued shares of its common stock pursuant to such registration statement as follows:

Date	Shares	Value
2/17/2011	7,000	$ 103,670
3/1/2012	12,727	190,905
1/23/2013	27,114	453,617
2/10/2014	25,843	422,791
1/29/2015	13,652	227,988
8/4/2015	527	9,997
Total	86,863	$ 1,408,969

The Company is now in possession of draft consents (with final consents to be dated as of the filing date of any Forms 10-K / A) from its independent auditor consenting to the incorporation by reference of such auditor’s reports into the applicable registration statement(s); however, the Company did not obtain those consents at the time(s) of filing the relevant reports on Form 10-K due to an administrative oversight. Thus, Management has concluded that the Company maintained effective internal control over financial reporting as of each year end covered by this response. The Company is prepared to file those consents, together with new certificates by the Company’s Chief Executive Officer and its Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, as part of Forms 10-K / A for each of the affected years (2010 - 2014). We would expect to include such consents from the Company’s auditor in all future 10-Ks while the S-8 remains in effect, as well as when any other future registration statement incorporating by reference future 10-Ks were to be effective.

We hope this satisfactorily addresses the issues raised in the June 29, 2015 and September 8, 2015 letters; however, please let me know if you have further questions, need further information or disagree with any of the proposed steps outlined above.

We confirm and acknowledge that (a) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ F. Stephen Ward
____________________________________

F. Stephen Ward
Executive Vice President
Treasurer & Chief Financial Officer